RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-21615304
Telex: MA 30[redacted]

02042453

20 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company in respect of Announcement on the Acquisition of a Company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **19-06-2002 04:47:35 PM**
Submitted by **RESORTS WORLD** on **19-06-2002 04:59:05 PM**
Reference No **RW-020619-04C2B**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **RESORTS WORLD BHD**
* Stock name : **RESORTS**
* Stock code : **4715**
* Contact person : **MR TAN WOOI MENG**
* Designation : **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT ON THE ACQUISITION OF A COMPANY

* **Contents :-**

We wish to announce that Resorts World Bhd has acquired the following company as a wholly-owned subsidiary:

1.	Name of Company	Gracepac Sdn Bhd (Company No. 579129-D)
2.	Date of acquisition	18 June 2002
3.	Place of incorporation	Malaysia
4.	Purchase consideration Mode of Payment	RM2/- Cash
5.	Percentage interest Number and type of shares	100% 2 ordinary shares of RM1/- each.
6.	Directors/Substantial Shareholders' interests (if any)	No direct or indirect interest in the acquisition.

The aforesaid wholly-owned subsidiary is not expected to have any effect on the Group's profit for 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS. WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

27 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose copies of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention:

1. Announcement by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the following matters:

   (a) Proposal for Purchase of Own Shares; and

   (b) Proposed Amendments to the draft Bye-Laws of the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd and its subsidiaries.

2. Announcement by the Company pertaining to the appointment of Tan Sri Datuk Clifford Francis Herbert as an Additional Director of the Company.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Reference No MM-020625-63495

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	LEE CHEE KHOON
* Designation	:	ASSISTANT MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS " OR THE "COMPANY")

PROPOSAL FOR PURCHASE OF OWN SHARES; AND

PROPOSED AMENDMENTS TO THE DRAFT BYE-LAWS OF THE EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES OF RESORTS AND ITS SUBSIDIARIES

(hereinafter collectively known as the Proposals)

* **Contents :-**

On behalf of Resorts, Commerce International Merchant Bankers Berhad is pleased to announce that the shareholders of Resorts have approved the resolutions pertaining to the Proposals at the Extraordinary General Meeting of the Company held on 25 June 2002.

This announcement is dated 25 June 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

Form Version 2.0

Change in Boardroom/Chief Executive Officer

Ownership transfer to **RESORTS WORLD** on **27-06-2002 04:49:42 PM**
Reference No **RW-020627-07CEF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**27-06-2002**
* Type of change	:	**Appointment**
	:	● **Boardroom** ○ **Chief Executive Officer**
* Designation	:	**Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Datuk Clifford Francis Herbert**
* Age	:	**60**
* Nationality	:	**Malaysian**
* Qualifications	:	**B.A. (Hons) Malaya, MBA Pittsburgh**

* Working experience and occupation	:	**1. Assistant Secretary** **Public Services Department** **(1964-1968)** **2. Assistant Secretary** **Development Administration Unit** **Prime Ministers Departments** **(1968-1975)** **3. Deputy Secretary** **Economic & International Division** **Ministry of Finance** **(1975-1982)** **4. Manager** **Financial Management Systems Unit** **Ministry of Finance** **(1983-1986)** **5. Secretary** **Economic & International Division** **Ministry of Finance** **(1986-1991)** **6. Deputy Secretary General to the Treasury** **Ministry of Finance** **(16 November 1991 - 1 August 1994)** **7. Secretary General to the Treasury** **Ministry of Finance** **(2 August 1994 - 31 December 1997)**
* Directorship of public companies (if any)	:	**1. Percetakan Nasional Malaysia Berhad** **2. RHB Capital Berhad** **3. RHB Insurance Berhad** **4. RHB Sakura Merchant Bankers Berhad** **5. RHB Unit Trust Management Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**None**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**
Remarks	:	